UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

February 24, 2014

Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Measuring Instruments to Present at Upcoming Investor Conferences”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2014	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5833 E-mail: info@novameasuring.com www.novameasuring.com	Investor Relations Contacts: Hayden/ MS-IR LLC Miri Segal Tel: +917-607-8654 E-mail: msegal@ms-ir.com Or David Fore Tel: +206-395-2711 E-mail: dave@haydenir.com

Nova Measuring Instruments to Present at Upcoming
Investor Conferences

-- Susquehanna Semiconductor & LED Summit on March 4, 2014 --
-- 26th Annual ROTH Conference on March 10, 2014 --

Rehovot, Israel – February 24, 2014 - Nova Measuring Instruments Ltd. (Nasdaq: NVMI), provider of leading edge stand alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, announced today that Mr. Dror David, chief financial officer, will participate in two upcoming investor conferences in March.

Mr. David will conduct one-on-one meetings at the Susquehanna Financial Group’s Semiconductor & LED Summit on March 4, 2014. The event will be held at The Le Parker Meridien Hotel, 119 West 56th Street, New York, NY. Please contact your Susquehanna representative to schedule a meeting.

Mr. David will also present at the 26th Annual ROTH Conference at 11:30 a.m. PT, on March 10, 2014 in Track 7, The Promenade. The conference will be held on March 9-12, 2014 at the Ritz Carlton, 1 Ritz Carlton Drive, Dana Point, CA. Mr. David will be available during the day, March 10, for one-on-one meetings. Please contact your Roth representative to schedule a meeting. Investors and other interested parties may access the live presentation at http://wsw.com/webcast/roth28/NVMI. This webcast will be archived for 90 days following the live presentation.

About Susquehanna Semiconductor & LED Summit
Susquehanna Financial Group, LLLP (SFG), a member of the Susquehanna International Group of Companies (SIG), is an innovator in global finance, servicing the needs of clients worldwide in the areas of sales, fundamental research, and market intelligence. This year SFG will host its Third Annual Semi and LED Summit in NYC for one day conference consisting of one-on-one and small group meetings.

About the 26th Annual ROTH Conference
This annual conference brings together executives from hundreds of growth companies. This event is designed to provide investors with a unique opportunity to gain insight into emerging growth companies across a variety of sectors, including semiconductors & electronics, cleantech, consumer & retail, energy & industrial, enterprise software, healthcare, resources, services, and technology & media. ROTH combines company presentations, Q&A sessions, expert panels and management one-on-one meetings to provide institutional clients with extensive interaction with senior management to gain in-depth insights into each company.

About Nova: Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company's website is: www.novameasuring.com